Exhibit 99.1

Ecopetrol Publishes Notice regarding the Second Addendum to the Regulation of the Program for the Transfer of Ecopetrol’s Shareholder Control of Empresa de Energía de Bogotá S.A. E.S.P (EEB)

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that on August 26, 2017 it will publish in a widely circulated national daily newspaper the Notice of the Second Addendum to the Regulation of the Program for the Transfer and Award of Shares of Empresa de Energía de Bogotá S.A. E.S.P. that Ecopetrol holds.

The documentation for the offer may be viewed on the Ecopetrol website (www.ecopetrol.com.co) at the following link:

http://www.ecopetrol.com.co/wps/portal/es/ecopetrol-web/relacion-inversionistas/para-el-accionista/Enajenacion-Adjudicacion-acciones-EEB-segundaetapa.

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, or an exemption from registration. No public offering of securities has been or will be made in the United States and, accordingly, the securities will not be registered under the U.S. Securities Act of 1933. This announcement is being issued pursuant to Rule 135e of the U.S. Securities Act of 1933.

Bogotá D.C., August 25, 2017

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets

Maria Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co